COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

September 20, 2017

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I Columbia Alternative Beta Fund	Post-Effective Amendment No. 300 File Nos. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff of the Securities and Exchange Commission on September 15, 2017 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Columbia Alternative Beta Fund (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Please move the following disclosure from the Summary of the Fund - Fees and Expenses of the Fund section to Item 12. If there are clean shares offered in this registration statement, the Fund may include the permitted language about clean shares’ commissions as set forth in the American Funds letter. Otherwise, none of this disclosure is required or permitted in Item 3.

The front-end sales charge applicable to Class T shares is a per-transaction charge, meaning that separate orders will not be aggregated for purposes of calculating the rate of the sales charge payable. An investor transacting in a class of Fund shares without any front-end sales charge, contingent deferred sales charge, or other asset-based fee for sales or distribution may be required to pay a commission to the financial intermediary for offering such transactions. Such commission rates are set by the financial intermediary and are not reflected in the tables or the example below.

Response:	Registrant believes, since Class T shares are a new share class available to the Columbia Funds, and other fund complexes may offer a class T shares with different features, that the first sentence above is important to investors who are considering Columbia Fund Class T shares, which do not offer a right of accumulation, unlike, for example, Columbia Fund Class A shares or perhaps other fund complexes’ class T shares. The balance of the above disclosure is, in Registrant’s opinion, consistent with the American Funds letter with regard to clean shares and, as such, the disclosure will not be removed.

Comment 2:	Please confirm that the contractual fee waiver/expense reimbursement arrangement outlined in footnote (d) to the Annual Fund Operating Expenses table will continue through September 30, 2018 as noted in the Item 10 disclosure.

Response:	The fee waiver/expense reimbursement arrangement that will be reflected in a footnote to the Annual Fund Operating Expenses table is a 0.21% management fee waiver that is contractual through September 30, 2019, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees.

Comment 3:	Explain why the word “portfolio” appears in the caption “Portfolio and total return swaps” in the Summary of the Fund – Principal Risks section.

Response:	The words “Portfolio and” will be removed from the caption “Portfolio and total return swaps.”

Comment 4:	Please disclose in the Summary of the Fund - Principal Risks – Tax Risk section that if distributions are not made from the Subsidiary this could jeopardize the Fund’s status as a RIC per new regulations under Section 851 of the Internal Revenue Code.

Response:	The Tax Risk disclosure will be revised to comply with the new regulations under Section 851 of the Internal Revenue Code.

Comment 5:	In the fourth and fifth paragraphs of the More Information About the Fund – Primary Service Providers - The Investment Manager section, please update the information pursuant to Item 10(a)(1)(iii) of Form N-1A if the discussion regarding the basis of the Fund Board approval of the advisory contracts is available in a more recent shareholder report.

Response:	The disclosure is accurate as currently stated.

Comment 6:	Please modify the caption “Performance Information of a Related Strategy (Not the Fund)” in the More Information About the Fund section to either “Prior Related Performance of the Advisor” or “Prior Performance of Similar Fund.”

Response:	The caption will be revised to state “Prior Performance of a Similar Fund.”

Comment 7:	Please explain what a “Luxembourg SICAV” is, as referenced in the More Information About the Fund – Performance Information of a Related Strategy (Not the Fund) section.

Response:	The disclosure will be revised to reference the similar fund as “an open-end fund (referred to as a SICAV) organized under Luxembourg law.”

Comment 8:	Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:	The Registrant has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Comment 9:	Please delete the following disclosure from the Choosing a Share Class – Summary of Share Class Features section. The Fund is responsible for setting variations to sales loads per Rule 22d-1 and for the implementation. A Fund cannot disclaim responsibility. Please also see the related comment in Appendix A.

The information in Appendix A may be provided by, or compiled from or based on information provided by the financial intermediaries identified in Appendix A. The Fund, the Investment Manager and the Distributor do not establish financial intermediary-specific policies and are not responsible for ensuring that you receive any discounts or waivers that may be available to you in this regard. Please consult your financial intermediary with respect to any sales charge reduction and/or waiver described in Appendix A.

Response:	The disclosure is accurate as presented and is not a disclaimer of responsibility. In no way does the Fund, the Investment Manager or the Distributor “establish” or determine financial intermediary-specific shareholder policies; policies applicable to a particular financial intermediary are, in fact, determined by that financial intermediary, and the Registrant makes the intermediary’s policy – as provided by such financial intermediary – available within the registration statement.

Comment 10:	In the third paragraph of the Buying, Selling and Exchanging Shares – Selling Shares – Satisfying Fund Redemption Requests section, please disclose additional details regarding the Fund’s practice to redeem in kind, such as whether those redemptions would be pro-rata slices of portfolio assets, individual securities or representative securities baskets.

Response:	The disclosure will be revised as follows:

In addition, the Fund reserves the right to honor redemption orders wholly or partly with in-kind distributions of Fund portfolio securities instead of cash. Such in-kind distributions are typically a pro-rata portion of Fund portfolio assets subject to adjustments (e.g., for non-transferable securities, round lots, and derivatives). In the event the Fund distributes portfolio securities in kind, you may incur brokerage and other transaction costs associated with converting the portfolio securities you receive into cash. Also, the portfolio securities you receive may increase or decrease in value before you convert them into cash. For U.S. federal income tax purposes, redemptions paid in securities are generally treated the same as redemptions paid in cash.

Comment 11:	Please delete the following disclosure from the Appendix A: Financial Intermediary-Specific Reductions/Waivers of Sales Charges section. The Fund cannot disclaim responsibility. The Fund is ultimately responsible for whether the sales discounts/waivers are received. However, the Fund can add language referring shareholders to the intermediary for help with understanding the waivers.

The financial intermediary-specific information below may be provided by, or compiled from or based on information provided by the financial intermediaries noted. The Funds, the Investment Manager and the Distributor do not establish these financial intermediary-specific policies and are not responsible for ensuring that you receive any discounts or waivers that may be available to you.

Response:	Please see Response to Comment 9.

STATEMENT OF ADDITIONAL INFORMATION COMMENT:

Comment 12:	Please replace the word “only” with the word “principally” in the third sentence of the first footnote to the Concentration policies included under the Fundamental and Non-fundamental Investment Policies – Fundamental Policies section.

Response:	SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” To the extent that the Fund invests in a private activity municipal debt security issued by a nongovernmental entity, the Fund will look through to such issuer’s industry for purposes of applying the Fund’s concentration policy.

As the concentration policy notes that “obligations issued or guaranteed by the U.S. Government, any state, municipality or territory of the United States or any of their agencies, instrumentalities or political subdivisions” are not subject to the policy, the footnote disclosure will be removed, as it is clear from the policy that non-governmental issuers are subject to the concentration policy.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I

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